VIA EDGAR

May 17, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:        Andain, Inc.
              Registration Statement on Form SB-2
              Filed February 13, 2007
              File No. 333-140658

Dear Sir/Madame:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), Andain, Inc., a Nevada corporation (“Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-140658), together with all exhibits thereto, effective as of the date of filing of this application.

This request is being made because the Company has elected not to pursue the registration of the securities included in the registration statement at this time.  No securities were offered or sold pursuant to the registration statement.

Please contact the undersigned with any questions or comments regarding this request.

Sincerely,

/s/ Sam Shlomo Elimelech
Sam Shlomo Elimelech, President

USA	Israel
Andain Inc	Meizam Ltd.
5190 Neil Road, Suite 430,	28, Hplada St. Arad
Reno, Nevada 89502	(+972-8-995 3010
(+1-775-333-5997	6 +972-8-995 3055